AMENDMENT TO

THE CAPITAL CORP OF THE WEST 401(K) PLAN

The Capital Corp of the West 401(k) Plan (the Plan?) is hereby amended to incorporate the following:

The Plan Trustees shall be amended to:

Reflect the removal of Donielle Kramer, Dale McKinney, Ed Rocha, and Mike Ryan as Trustees effective as of the final transfer of assets to First Trust Corporation which is anticipated to be July 1, 2004, and the appointment of First Trust Corporation as successor Trustee effective June 30, 2004.

Therefore, the Trustees of the Plan as of the effective date of this amendment is the following:

A. First Trust Corporation

51.	Vested account balances in excess of $5,000. Distribution is first available as soon as administratively feasible following:

[X] a. the Participant?s employment termination date.

[   ] b. the end of the Plan Year that contains the Participant?s employment termination date.

[   ] c. the first Valuation Date following the Participant?s termination of employment.

[   ] d. the Participants Normal Retirement Age (or Early Retirement Age,
if applicable) or, if later, the Participant?s employment termination date.

[X] e. (Describe distribution event) Cost to process a participant?s distribution will be charged directly to his/her account.

[Practitioner Note: Any distribution event described in e. will apply uniformly to all Participants under the Plan.]

52.	Vested account balances of $5,000 or less. Distribution will be made in a lump sum as soon as administratively feasible following:

[X] a. the Participant?s employment termination date.

[   ] b. the end of the Plan Year that contains the Participant?s employment termination date.

[   ] c. the first Valuation Date following the Participant?s termination of employment.

[X] d. (Describe distribution event): Cost to process a participant?s distribution will be charged directly to his/her account

[Practitioner Note: Any distribution event described in d. will apply uniformly to all Participants under the Plan.]

62.           Is any portion of the Plan daily valued? (See Section 13.2(b) of the BPD.)

[   ] a. No

[X] b. Yes. Specify Accounts and/or investment options: All accounts

63.           Is any portion of the Plan valued periodically (other than daily)? (See Section
13.2(a) of the BPD.)

[X] a. No

[   ] b. Yes

[   ] (1) Specify Accounts and/or investment options:

[   ] (2) Specify valuation date(s):

[   ] (3) The following special allocation rules apply: [If this (3) is not checked, the Balance Forward Method under Section 13.4(a) of the BPD applies.]

[   ] (a) Weighted average method. (See
Section 13.4(a)(2)(i) of the BPD.)

[   ] (b) Adjusted percentage method, taking
into account _% of contributions made during the valuation period. (See Section 13.4(a)(2)(ii) of the BPD.)

[   ] (c) (Describe allocation rules)

[Practitioner Note: Any allocation rules described in (c) must be in accordance with a definite predetermined formula that is not based on compensation, that satisfies the nondiscrimination requirements of1.4O1(a)(4) of the regulations, and that is applied uniformly to all Participants.]

83. The Trustee?s investment powers are:

[   ] a. Discretionary Trustee. The Trustee has discretion to invest Plan assets. This discretion is limited to the extent Participants are permitted to give investment direction, or to the extent the Trustee is subject to direction from the Plan Administrator, the Employer, an Investment Manager or other Named Fiduciary.

[   ] b. Directed Trustee only. The Trustee may only invest Plan assets as directed by Participants or by the Plan Administrator, the Employer, an Investment Manager or other Named Fiduciary.

[X] c. Separate trust agreement. The Trustee?s investment powers are determined under a separate trust document which replaces (or is adopted in conjunction with) the trust provisions under the BPD. [Note: The separate trust document is incorporated as part of this Plan and must be attached hereto. The responsibilities, rights and powers of the Trustee are those specified in the separate trust agreement. If this c. is checked, the Trustee need not sign or date this Trustee Declaration under #81 above.]

In all other respects the Plan and Trust are hereby ratified, approved and confirmed.

Accepted By:/s/ Roger D. Mckinney

Date: 5/7/04

CAPITAL CORP OF THE WEST 401(K) PLAN

PARTICIPANT LOAN PROGRAM

Capital Corp of the West 401(k) Plan permits loans to be made to Plan Participants and their Beneficiaries. However, the Plan requires that a written loan program be established which shall set forth the rules and guidelines for issuing loans to Participants. For purposes of this loan program, ?Participants? shall mean Plan Participants and their Beneficiaries who are ?parties in interest.? The Participant Loan Program shall follow the provisions of Article 14 below, with the following exception(s):

14.4
Reasonable Interest Rate. A Participant will be charged the prime rate of interest (as published in the WiIl Street .ini 1m21) plus 2% for the second business day of any given month for any loan hefshe receives.

ARTICLE 14

PARTICIPANT LOANS

This Article contains rules for providing loans to Participants under the Plan. This Article applies if: (1)the Employer elects under Part 12 of the Agreement to provide loans to Participants or (2) if Part 12 does not specify whether Participant loans are available, the Plan Administrator decides to implement a Participant loan program. Any Participant loans will be made pursuant to the default loan policy prescribed by this Article 14 unless the Plan Administrator adopts a separate written loan policy or modifies the default loan policy in this Article 14 by adopting modified loan provisions. If the Employer adopts a separate written loan policy or written modifications to the default loan program in this Article, the terms of such loan policy or written modifications will control over the terms of this Plan with respect to the administration of any

Participant loans. -

14.1         Default Loan Policy. Loans are available under this Article only if such loans:

(a) are available to Participants on a reasonably equivalent basis (see Section 14.3);

(b) are not available to Highly Compensated Employees in an amount greater than the amount that is available to other Participants;

(c) bear a reasonable rate of interest (as determined under Section 14.4) and are adequately secured (as determined under Section 14.5);

(d) provide for periodic repayment within a specified period of time(as determined under Section 14.6); and

(e) do not exceed, for any Participant, the amount designated under Section 14.7.

A separate written loan policy may not modify the requirements under subsections (a) through (e) above, except as permitted in the referenced Sections of this Article.

14.2
Administration of Loan Program. A Participant loan is available under this Article only if the Participant makes a request for such a loan in accordance with the provisions of this Article or in accordance with a separate written loan policy. To receive a Participant loan, a Participant must sign a promissory note along with a pledge or assignment of the portion of the Account Balance used for security on the loan. Except as provided in a separate loan policy or in a written modification to the default loan policy in this Article, any reference under this Article 14 to a Participant means a Participant or Beneficiary who is a party in interest (as defined in ERISA

In the case of a restated Plan, if any provision of this Article 14 is more restrictive than the terms of the Plan (or a separate written loan policy) in effect prior to the adoption of this Prototype Plan, such provision shall apply only to loans finalized after the adoption of this Prototype Plan, even if the restated Effective Date indicated in the Agreement predates the adoption of the Plan.

14.3
Availability of Participant Loans. Participant loans must be made available to Participants in a reasonably equivalent manner. The Plan Administrator may refuse to make a loan to any Participant who is determined to be not creditworthy. For this purpose, a Participant is not creditworthy if, based on the facts and circumstances, it is reasonable to believe that the Participant will not repay the loan. A Participant who has defaulted on a previous loan from the Plan and has not repaid such loan (with accrued interest) at the time of any subsequent loan will not be treated as creditworthy until such time as the Participant repays the defaulted loan (with accrued interest). A separate written loan policy or written modification to this loan policy may prescribe different rules for determining creditworthiness and to what extent creditworthiness must be determined.

Superceded by EGTRRA.

14.4         Superceded by above-referenced Section 14.4.

14.5
Adequate Security. All Participant loans must be adequately secured. The Participant?s vested Account Balance shall be used as security for a Participant loan provided the outstanding balance of all Participant loans made to such Participant does not exceed 50% of the Participant?s vested Account Balance, determined immediately after the origination of each loan, and if applicable, the spousal consent requirements described in Section 14.9 have bees satisfied. The Plan Administrator (with the consent of the Trustee) may require a Participant to provide additional collateral to receive a Participant loan if the Plan Administrator determines such additional collateral is required to protect the interests of Plan Participants. A separate loan policy or written modifications to this loan policy may prescribe alternative rules for obtaining adequate security. However, the 50% rule in this paragraph may not be replaced with a greater percentage.

14.6
Periodic Repayment. A Participant loan must provide for level amortization with payments to be made not less frequently than quarterly. A Participant loan must be payable within a period not exceeding five (5) years from the date the Participant receives the loan from the Plan, unless the loan is for the purchase of the Participant?s principal residence, in which case the loan must be payable within a reasonable time commensurate with the repayment period permitted by commercial lenders for similar loans. Loan repayments must be made through payroll withholding, except to the extent the Plan Administrator determines payroll withholding is not practical given the level of a Participant?s wages, the frequency with which the Participant is paid, or other circumstances.

(a)
Unpaid leave of absence. A Participant with an outstanding Participant loan may suspend loan payments to the Plan for up to 12 months for any period during which the Participant is on an unpaid leave of absence. Upon the Participant?s return to employment (or after the end of the 12-month period, if earlier), the Participant?s outstanding loan will be reamortized over the remaining period of such loan to make up for the missed payments. The reamortized loan may extend beyond the original loan term so long as the loan is paid in full by whichever of the following dates comes first: (1) the date which is five (5) years from the original date of the loan (or the end of the suspension, if sooner), or (2) the original loan repayment deadline (or the end of the suspension period, if later) plus the length of the suspension period.

(b)   Military leave. A Participant with an outstanding Participant loan also may suspend loan payments for any period such Participant is on military leave, in accordance with Code ?41 4(u)(4). Upon the Participant?s return from military leave (or the expiration of five years from the date the Participant began his/her military leave, if earlier), loan payments will recommence under the amortization schedule in effect prior to the Participant?s military leave, without regard to the five-year maximum loan repayment period. Alternatively, the loan may be reamortized to require a different level of loan payment, as long as the amount and frequency of such payments are not less than the amount and frequency under the amortization schedule in effect prior to the Participant?s military leave.

A separate loan policy or written modification to this loan policy may (1) modify the time period for repaying Participant loans, provided Participant loans are required to be repaid over a period that is not longer than the periods described in this Section; (2) specify the frequency of Participant loan repayments, provided the payments are required at least quarterly; (3) modify the requirement that loans be repaid through payroll withholding; or (4) modify or eliminate the leave of absence and/or military leave rules under this Section.

14.7	Loan Limitations. A Participant loan may not be made to the extent such loan (when added to the outtanding balance of all other loans made to the Participant) exceeds the lesser of:

(a)
$50,000 (reduced by the excess, if any, of the Participant?s highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan is made, over the Participant?s outstanding balance of loans from the Plan as of the date such loan is made) or

(b)
one-half (1/2) of the Participant?s vested Account Balance, determined as of the Valuation Date coinciding with or immediately preceding such loan, adjusted for any contributions or distributions made since such Valuation Date.

A Participant may not receive a Participant loan of less than $1,000 nor may a Participant have more than one Participant loan outstanding at any time. A Participant may renegotiate a loan without violating the one outstanding loan requirement to the extent such renegotiated loan is a new loan (i.e., the renegotiated loan separately satisfies the reasonable interest rate requirement under Section 14.4, the adequate security requirement under Section 14.5, and the periodic repayment requirement under Section 14.6). and the renegotiated loan does not exceed the limitations under (a) or (b) above, treating both the replaced loan and the renegotiated loan as outstanding at the same time. However, if the term of the renegotiated loan does not end later than the original term of the replaced loan, the replaced loan may be ignored in applying the limitations under (a) and (b) above.

In applying the limitations under this Section, all plans maintained by the Employer are aggregated and treated as a single plan. In addition, any assignment or pledge of any portion of the Participant?s interest in the Plan and any loan, pledge, or assignment with respect to any insurance contract purchased under the Plan will be treated as loan under this Section.

A separate written loan policy or written modifications to this loan policy may (1) modify the limitations on the amount of a Participant loan; (2) modify or eliminate the minimum loan amount requirement; (3) permit a Participant to have more than one loan outstanding at a time; (4) prescribe limitations on the purposes for which loans may be required; or (5) prescribe rules for reamortization, consolidation, renegotiation, or refinancing of loans.

14.8	Segregated Investment. A Participant loan is treated as a segregated investment on behalf of the individual Participant for whom the loan is made. The Plan Administrator may adopt separate administrative procedures for determining which type or types of contributions (and the amount of each type of contribution) may be used to provide the Participant loan. If the Plan Administrator does not adopt procedures designating the type of contributions from which the Participant loan will be made, such loan is deemed to be made on a proportionate basis from each type of contribution.

Unless requested otherwise on the Participant?s loan application, a Participant loan will be made equally from all investment funds in which the applicable contributions are held. A Participant or Beneficiary may direct the Trustee, on his/her loan application, to withdraw the Participant loan amounts from a specific investment fund or funds. A Participant loan will not violate the requirements of this default loan policy merely because the Plan Administrator does not permit the Participant to designate the contributions or funds from which the Participant loan will be made. Each payment of principal and interest paid by a Participant on his/her Participant loan shall be credited proportionately to such Participant?s Account(s) and to the investment funds within such Account(s).

A separate loan policy or written modifications to this loan policy may modify the rules of this Section without limitation, including prescribing different rules for determining the source of a loan with respect.to contribution types and investment funds.

14.9
Spousal Consent. If this Plan is subject to the Joint and Survivor Annuity requirements under Article 9, a Participant may not use his/her Account Balance as security for a Participant loan unless the Participant?s spouse, if any, consents to the use of such Account Balance as security for the loan. The spousal consent must be made within the 90-day period ending on the date the Participant?s Account Balance is to be used as security for the loan. Spousal consent is not required, however, if the value of the Participant?s total vested Accoynt Balance (as determined under Section 8.3(e)) does not exceed $5,000 ($3,500 for loans made before the time the $5,000 rules becomes effective under Section 8.3). If the Plan is not subject to the Joint and Survivor Annuity requirements under Article 9, a spouse?s consent is not required to use a Participant?s Account Balance as security for a Participant loan, regardless of the value of the Participant?s Account Balance.

Any spousal consent required under this Section must be in writing, must acknowledge the effect of the loan, and must be witnessed by a plan representative or notary public. Any such consent to use the Participant?s Account Balance as security for a Participant loan is binding with respect to the consenting spouse and with respect to any subsequent spouse as it applies to such loan. A new spousal consent will be required if the Account Balance is subsequently used as security for a renegotiation, extension, renewal, or other revision of the loan. A new-spousal consent also will be required only if any portion of the Participant?s Account Balance will be used as security for a subsequent Participant loan.

A separate loan policy or written modifications to this loan policy may not eliminate the spousal consent requirement where it would be required under this Section, but may impose spousa! consent requirements that are not prescribed by this Section.

14.10
Procedures for Loan Default. A Participant will be considered to be in default with respect to a loan if any scheduled repayment with respect to such loan is not made by the end of the calendar quarter following the calendar quarter in which the missed payment was due.

If a Participant defaults on a Participant loan, the Plan may not offset the Participant?s Account Balance until the Participant is otherwise entitled to an immediate distribution of the portion of the Account Balance that will be offset and such amount being offset is available as security on the loan, pursuant to Section 14.5. For this purpose, a loan default is treated as an immediate distribution event to the extent the law does not prohibit an actual distribution of the type of contributions which would be offset as a result of the loan default (determined without regard to the consent requirements under Articles 8 and 9, so long as spousal consent was properly obtained at the time of the loan, if required under Section 14.9). The Participant may repay the outstanding balance of a defaulted loan (including accrued interest through the date of repayment) at any time.

Pending the offset of a Participant?s Account Balance following a defaulted loan, the following rules apply to the amount in default.

(a) Interest continues to accrue on the amount in default until the time of the loan offset or, if earlier, the date the loan repayments are made current or the amount is satisfied with other collateral.

(b) A subsequent offset of the amount in default is not reported as a taxable distribution, except to the extent the taxable portion of the default amount was not previously reported by the Plan as a taxable distribution.

(c) The. post-default accrued interest included in the loan offset is not reported as a taxable distribution at the time of the offset.

A separate loan policy or written modifications to this loan policy may modify the procedures for determining a loan default.

14.11 Termination of Employment.

(a)
Offset of outstanding loan. A Participant loan becomes due and payable in full immediately upon the Participant?s termination of employment. Upon a Participant?s termination, the Participant may repay the entire outstanding balance of the loan (induding any accrued interest) within a reasonable period following termination of employment, If the Participant does not repay the entire outstanding loan balance, the Participants vested Account Balance will be reduced by the remaining outstanding balance of the loan (without regard to the consent requirements under Articles 8 and 9, so long as spousal consent was properly obtained at the time of the loan, if required under Section 14.9), to the extent such Account Balance is available as security on the loan, pursuant to Section 14.5, and the remaining vested Account Balance will be distributed in accordance with the distribution provisions under Article 8. If the outstanding loan balance of a deceased Participant is not repaid, the outstanding loan balance shall be treated as a distribution to the Participant and shall reduce the death benefit amount payable to the Beneficiary under Section 8.4.

(b)
Direct Rollover. Upon termination of employment, a Participant may request a Direct Rollover of the loan note (provided the distribution is an Eligible Rollover Distribution as defined in Section 8.8(a)) to another qualified plan which agrees to accept a Direct Rollover of the loan note. A Participant may not engage in a Direct Rollover of a loan to the extent the Participant has already received a deemed distribution with respect to such loan. (See the rules regarding deemed distributions upon a loan default under Section 14.10.)

(c)
Modified loan policy. A separate loan poTicy or written modifications to this loan policy may modify this Section 14.11, including, but not limited to: (1) a provision to permit loan repayments to continue beyond termination of employment; (2) to prohibit the Direct Rollover of a loan note; and (3) to provide for other events that may accelerate the Participants repayment obligation under the loan.

Accepted by: Roger D. Mckinney EVP/CFO   Date: 5/16/04

CAPITAL CORP OF THE WEST

SECRETARY?S CERTIFICATE

I, the undersigned, do certify that:

I have been the duly elected, qualified, and Secretary of Capital Corp of the West ?Company?, a duly organized and existing California corporation,

I further certify that a regular meeting of the Company of the Board of Directors was held on April 27th 2004 a resolution was approved to confirm the amendment to Capital Corp of the West 401(k) Plan and Capital Corp of the West Employee Stock Ownership Plan (the ?Plans?) that is dated April 27th 2004.

IN WITNESS WHEREOF, the undersigned has executed this Certificate and affixed the seal of the Company on this 27 day of April, 2004

/s/ Denise Butler
Denis Butler
Corporate Secretary

Proposed amendment to Capital Corp of the West 401(k) Plan and Capital Corp of the West Employee Stock Ownership Plan (the ?Plans?).

WHEREAS, the Plans expressly provide the right to amend said Plans and Trusts; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Participant Loan Program of the Capital Corp of the West 401(k) Plan to reflect that participant loans shall no longer be restricted for hardship reasons and that the interest rate shall be the prime rate of interest (as published in the WaW Street Journal) plus 2% for the second business day of any given month for any loan a participant receives effective July 1, 2004; and,

WHEREAS, Capital Corp of the West desires to further amend the Capital Corp of the West 401(k) Plan in order to:

1.	Accept the resignations of Donielle Kramer, Dale McKinney, Ed Rocha, and Mike Ryan as Trustees of the Plan; and,

2.	Appoint First Trust Corporation as successor Trustee subject to their acceptance, which is attached hereto.

NOW THEREFORE BE IT RESOLVED, that the resignations of Donielle Kramer, Dale McKinney, Ed Rocha, and Mike Ryan as Trustees of the Capital Corp of the West 401(k) Plan are hereby accepted, effective as of the final transfer of assets to First Trust Corporation which is anticipated to be July 1, 2004; and,

RESOLVED FURTHER, that First Trust Corporation is hereby appointed as successor Trustee to the Capital Corp of the West 401(k) Plan effective June 30, 2004, subject to their acceptance of such trusteeship; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Capital Corp of the West 401(k) Plan to reflect that, for vested account balances in excess of $5,000, distributions are first available as soon as administratively feasible following the Participant?s employment termination date; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Capital Corp of the West 401(k) Plan to reflect that, for vested account balances of $5,000 or less, distributions will be made in a lump sum as soon as administratively feasible following the Participant?s employment termination; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Capital Corp of the West 401(k) Plan to reflect that the cost to process a participant?s distribution will be charged directly to his/her account; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Capital Corp of the West 401(k) Plan to reflect that all accounts shall be daily valued; and,

WHEREAS, it is the desire of Capital Corp of the West to amend the Capital Corp of the West 401(k) Plan to reflect that no portion of the plan shall be valued periodically; and,

THEREFORE, BE IT RESOLVED, that this resolution is hereby adopted effective as of July 1, 2004 unless otherwise specified above, as part of the Capital Corp of the West 401(k) Plan; and, that by adopting this resolution, the Capital Corp of the West 40 1(k) Plan does accept the amendments as attached hereto;

RESOLVED FURTHER, that Joanne M. Dunlap, Director of Human Resources, is hereby appointed as a

Trustee for the Capital Corp of the West Employee Stock Ownership Plan and as a Plan Administrative Committee member for the 40 1(k) plan effective April 27, 2004;

RESOLVED FURTHER, that the proper officers of this corporation be, and hereby are, authorized and directed to execute such instruments (including the amendment instruments attached hereto), and to perform such other acts as they, in their discretion, deem necessary or desirable to carry out these resolutions.

CAPITAL CORP OF THE WEST

By: /s/ Denise Butler

Title: Corporate Secretary

Date: April 27 2004

Resignation of Trusteeship

Board of Directors
Capital Corp of the West
550 West Main Street
Merced CA 95340

This writing constitutes our resignation as Trustees? under the Capital Corp of the West 401(k) Plan (the ?plan?), said resignation to be effective as of the final transfer of assets to First Trust Corporation which is anticipated to be July 1,2004.

Sincerely,

/s/ Roger D. Mckinney      4/23/04
Dale Mckinney        Dated

/s/ Michael T. Ryan
Michael T. Ryan

/s/ Ed J. Rocha
Ed J. Rocha

/s/ Donielle Kramer
Donielle Kramer

APPOINTMENT AND ACCEPTANCE OF

SUCCESSOR TRUSTEE

Capital Corp of the West, a corporation duly organized and existing under the laws of the State of California, acting under authority of section 12.9 of the Capital Corp of the West 401(k) Plan, hereby acknowledges the appointment of First Trust Corporation as trustee under the Trust Agreement subject to their acceptance of such trusteeship. While in office, the trustee whose appointment is set forth herein shall have all of the powers, duties and responsibilities of a trustee, as enumerated in the Plan and Trust document, without distinction from the powers, duties and responsibilities of any other trustee in office as of the effective date of this appointment; provided, however, that, to the fullest extent permissible under law, the trustee herein appointed shall not be liable for any action taken prior to the effective date hereof by the trustees then in office, or for the failure by said trustees to take any action prior to the effective date hereof.

IN WITNESS WHEREOF, and as evidence of the appointment set forth here, the corporation has caused this instrument to be executed by its duly authorized officers this 17th day of May 2004

CAPITAL CORP OF THE WEST

By: Roger D. Mckinney EVP/CFO    Date:5/17/04

ACCEPTANCE

The undersigned, representing the First Trust Corporation, whose appointment is acknowledged above, hereby (i) certifies that acceptance of such appointment will not constitute a violation of section 411 of the Employee Retirement Income Security Act of 1974, (ii) accepts appointment as a trustee under the Plan and Trust, and (iii) agrees to act in accordance therewith and to be bound and governed by the said Plan and Trust as the same presently exists, and as the same may hereafter be amended.

By: _________________________________________________ Date:

First Trust Corporation